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March 31, 2017

BY HAND AND EDGAR

Dorman Yale

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop 4546

Re:	Zymeworks Inc.

Draft Registration Statement on Form F-1

Submitted March 17, 2017

CIK No. 0001403752

Dear Ms. Yale:

On behalf of Zymeworks Inc. (the “Company”), enclosed is a copy of the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the confidential submission of the Registration Statement with the Commission on March 17, 2017.

The changes reflected in the Registration Statement include those made in response to the comment of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of March 24, 2017 (the “Comment Letter”). The Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below is the Company’s response to the Staff’s comment. The heading and paragraph number of this letter correspond to the heading and paragraph number contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in italics below.

Licensed as foreign legal consultants

Jurisdiction of primary qualification: New York

Dorman Yale

Securities and Exchange Commission

March 31, 2017

Cover Page

1.	We note that you have added disclosure regarding a shareholder rights plan that will be effective at closing. Please update your fee table to include the rights that will be attached to your common shares and ensure that your legal opinion covers the rights. For guidance, please refer to Securities Act Forms C&DI 116.16 and Part II.B.1.g. of Staff Legal Bulletin No. 19.

The Company has decided not to implement a shareholder rights plan. Accordingly, the Company has removed all disclosure regarding the shareholder rights plan from the Registration Statement.

Dorman Yale

Securities and Exchange Commission

March 31, 2017

*        *        *         *

Please telephone the undersigned at (416) 777-4700 if you have any questions or require any additional information.

Very truly yours,
/s/ Riccardo Leofanti
Riccardo Leofanti

cc:	Erin Jaskot, Securities and Exchange Commission

Suzanne Hayes, Securities and Exchange Commission

Ibolya Ignat, Securities and Exchange Commission

Jim B. Rosenberg, Securities and Exchange Commission

Dr. Ali Tehrani, President and Chief Executive Officer, Zymeworks Inc.

Neil Klompas, Chief Financial Officer, Zymeworks Inc.

Charles S. Kim, Cooley LLP

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